Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information on pages 1-15 of this exhibit concerning TOTAL S.A. and all of its direct and indirect consolidated companies located in or outside of France (collectively, "TOTAL" or the "Group") with respect to the second quarter 2019 and six months ended June 30, 2019, has been derived from TOTAL’s unaudited consolidated balance sheets as of June 30, 2019, unaudited statements of income, comprehensive income, cash flow, business segment information for the second quarter 2019 and six months ended June 30, 2019 and unaudited consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2019 presented on pages 16-30 and 40-43 of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TOTAL’s audited consolidated financial statements and related notes, provided in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2019, as amended on April 26,2019.

A.	KEY FIGURES
2Q19	1Q19	2Q18	2Q19 vs 2Q18	in millions of dollars (except earnings per share and number of shares)	1H19	1H18	1H19 vs 1H18
51,242	51,205	52,540	-2%	Non-Group sales	102,447	102,151	n/a
				Adjusted net operating income(a) from business segments
2,022	1,722	2,315	-13%	• Exploration & Production*	3,744	4,132	-9%
429	592	565	-24%	• Integrated Gas, Renewables & Power*	1,021	1,046	-2%
715	756	821	-13%	• Refining & Chemicals	1,471	1,541	-5%
423	343	478	-12%	• Marketing & Services	766	845	-9%
812	711	1,103	-26%	Net income (loss) from equity affiliates	1,523	1,587	-4%
1.00	1.16	1.38	-27%	Fully-diluted earnings per share ($)	2.16	2.38	-9%
2,625	2,620	2,646	-1%	Fully-diluted weighted-average shares (millions)	2,622	2,608	+1%
2,756	3,111	3,721	-26%	Net income (Group share)	5,867	6,357	-8%
3,028	2,784	2,780	+9%	Organic investments(b)	5,811	5,400	+8%
402	306	(267)	n/a	Net acquisitions(c)	709	1,252	-43%
3,430	3,090	2,513	+36%	Net investments(d)	6,520	6,652	-2%
6,251	3,629	6,246	-	Cash flow from operations	9,880	8,327	+19%
				Of which:
(317)	(2,970)	(856)	n/a	• (increase)/decrease in working capital(e)	(3,287)	(4,078)	n/a
(501)	(503)	(398)	+26%	• financial charges	(1,004)	(696)	+44%

2019 data take into account the impact of the new rule IFRS16 “Leases”, effective January 1, 2019.

* 2Q18 and 1H18 restated; historical data for 2017 and 2018 available on www.total.com.

Environment* — liquids and gas price realizations**, refining margins

2Q19	1Q19	2Q18	2Q19 vs 2Q18		1H19	1H18	1H19 vs 1H18
68.9	63.1	74.4	-7%	Brent ($/b)	66.0	70.6	-7%
2.5	2.9	2.8	-11%	Henry Hub ($/Mbtu)	2.7	2.8	-5%
4.1	6.3	7.2	-44%	NBP ($/Mbtu)	5.2	7.2	-27%
4.9	6.6	8.8	-44%	JKM ($/Mbtu)	5.8	9.1	-37%
63.7	58.7	68.4	-7%	Average liquids price ($/b)**	61.2	64.7	-5%
3.82	4.51	4.62	-17%	Average gas price ($/Mbtu)**	4.16	4.71	-12%
27.6	33.0	33.9	-19%	Variable cost margin – European refining, VCM ($/t)	30.6	31.7	-4%

____________________

* The indicators are shown on page 15.

** Consolidated subsidiaries.

___________________

(a) Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.

(b) "Organic investments" = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.

(c) "Net acquisitions" = acquisitions - assets sales - other transactions with non-controlling interests (see page 13).

(d) "Net investments" = Organic investments + net acquisitions (see page 13).

(e) The change in working capital as determined using the replacement cost method and effective second quarter 2019 including organic loan repayments from equity affiliates was $(456) million in 2Q19, $(2,404) million in 1Q19, $(153) million in 2Q18, (2,860) in 1H19 and (3,442)in 1H18. Effective second quarter 2019, organic loan repayments from equity affiliates are defined as loan repayments from equity affiliates coming from their cash flow from operations.

Production*

2Q19	1Q19	2Q18	2Q19 vs 2Q18		1H19	1H18	1H19 vs 1H18
2,957	2,946	2,717	+9%	Hydrocarbon production (kboe/d)	2,951	2,710	+9%
1,407	1,425	1,400	+1%	• Oil (including bitumen) (kb/d)**	1,416	1,349	+5%
1,549	1,521	1,317	+18%	• Gas (including condensates and associated NGL) (kboe/d)**	1,535	1,361	+13%
2Q19	1Q19	2Q18	2Q19 vs 2Q18		1H19	1H18	1H19 vs 1H18
2,957	2,946	2,717	+9%	Hydrocarbon production (kboe/d)	2,951	2,710	+9%
1,624	1,629	1,582	+3%	• Liquids (kb/d)	1,627	1,532	+6%
7,477	7,321	6,176	+21%	• Gas (Mcf/d)	7,399	6,419	+15%

____________________

* Group production = production of Exploration & Production segment (EP) + production of Integrated Gas, Renewables & Power segment (iGRP)

Hydrocarbon production was 2,957 thousand barrels of oil equivalent per day (kboe/d) in second quarter 2019, an increase of 9% compared to 2,717 in second quarter 2018, due to:

•     +13% related to the start-up and ramp-up of new projects, including Yamal LNG in Russia, Ichthys in Australia, Kaombo in Angola and Egina in Nigeria,

•     -3% due to the natural decline of the fields,

•     -1% due to planned maintenance, notably in Nigeria.

Hydrocarbon production was 2,951 thousand barrels of oil equivalent per day (kboe/d) in the first half 2019, an increase of 9% compared to 2,710 in the first half 2018, due to:

•     +12% related to the start-up and ramp-up of new projects, including Yamal LNG in Russia, Ichthys in Australia, Kaombo in Angola and Egina in Nigeria,

•     +1% portfolio effect , notably the integration of the Maersk Oil assets,

•     -3% due to the natural decline of the fields,

•     -1% due to maintenance, notably in Nigeria.

B.	ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision-maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s interim consolidated financial statements, see pages 24-30 and 40-45 of this exhibit.

The Group measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

The profitable growth in the gas and low carbon electricity integrated value chains is one of the key axes of TOTAL’s strategy. In order to give more visibility to these businesses, a new reporting structure for the business segments’ financial information has been put in place, effective January 1, 2019. The organization of the Group's activities is structured around the four followings segments: Exploration & Production segment, Integrated Gas, Renewables & Power (comprising integrated gas (including LNG) and low carbon electricity businesses. It includes the upstream and midstream LNG activity that was previously reported in the EP segment); Refining & Chemicals and Marketing & Services. Certain figures for the years 2017 and 2018 have been restated in order to reflect the new organization.

B.1.	Exploration & Production segment (EP – redefined scope)

•  Production

2Q19	1Q19	2Q18	2Q19 vs 2Q18	Hydrocarbon production	1H19	1H18	1H19 vs 1H18
2,398	2,428	2,375	+1%	EP (kboe/d)	2,413	2,367	+2%
1,551	1,563	1,544	-	• Liquids (kb/d)	1,557	1,495	+4%
4,629	4,707	4,536	+2%	• Gas (Mcf/d)	4,668	4,755	-2%

•  Results

2Q19	1Q19	2Q18	2Q19 vs 2Q18	in millions of dollars (except effective tax rate)	1H19	1H18	1H19 vs 1H18
2,273	1,794	3,119	-27%	Non-Group sales	4,067	5,337	-24%
2,967	2,952	3,629	-18%	Operating income	5,919	6,478	-9%
173	194	256	-32%	Net income (loss) from equity affiliates and other items	367	577	-36%
39.5%	48.6%	46.6%	n/a	Effective tax rate*	44.0%	47.5%	n/a
(1,161)	(1,424)	(1,687)	-31%	Tax on net operating income	(2,585)	(3,119)	-17%
1,979	1,722	2,198	-10%	Net operating income	3,701	3,936	-6%
43	-	117	-63%	Adjustments affecting net operating income	43	196	-78%
2,022	1,722	2,315	-13%	Adjusted net operating income**	3,744	4,132	-9%
239	213	327	-27%	• including income from equity affiliates	452	555	-19%
1,995	1,958	1,785	+12%	Organic investments	3,953	3,583	+10%
204	38	361	-44%	Net acquisitions	242	1,932	-87%
2,199	1,996	2,146	+2%	Net investments	4,195	5,515	-24%

* “Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

** Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

Exploration & Production segment’s adjusted net operating income was:

•     $2,022 million in the second quarter 2019, a decrease of 13% year-on-year, reflecting lower Brent and natural gas prices.

•     $3,744 million in the first half 2019, a decrease of 9%, for the same reasons as well as the higher exploration expenses in the first quarter 2019.

Adjusted net operating income for the Exploration & Production segment excludes special items. In the second quarter 2019, the exclusion of special items had a positive impact of $43 million on the segment’s adjusted net operating income, compared to a positive impact of $117 million in the second quarter 2018. In the first half 2019, the exclusion of special items had a positive impact of $43 million on the segment’s adjusted net operating income, compared to a positive impact of $196 million in the first half of 2018.

In the second quarter 2019, the segment’s operating cash flow excluding financial charges, except those related to leases was $3,768 million, a decrease of 16% compared to $4,474 million in the second quarter 2018. In the first half 2019, the segment’s operating cash flow excluding financial charges, except those related to leases was $7,704 million, a decrease of 1% compared to $7,796 million in the first half 2018. In the second quarter 2019, the segment’s operating cash flow excluding the change in working capital at replacement cost1 and excluding financial charges, except those related to leases was $4,882 million, an increase of 2% compared to $4,800 million in the second quarter 2018, driven by the start-up of strong cash generating fields. In the first half 2019, the segment’s operating cash flow excluding the change in working capital at replacement cost1 and excluding financial charges, except those related to leases was $9,128 million, an increase of 5% compared to $8,721 million in the first half 2018, driven by the same reasons mentioned above. Exploration & Production generated $2.9 billion of cash flow after organic investments and $5.2 billion of cash flow after organic investments in the first half 2019.

1 Operating cash flow excluding the change in working capital at replacement cost and effective second quarter 2019 including organic loan repayments from equity affiliates provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to “B. Analysis of business segment results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 13 of this exhibit.

B.2.	Integrated Gas, Renewables & Power segment (iGRP)

•  Production and liquefied natural gas (LNG) sales

2Q19	1Q19	2Q18	2Q19 vs 2Q18	Hydrocarbon production	1H19	1H18	1H19 vs 1H18
559	518	342	+63%	iGRP (kboe/d)	538	343	+57%
73	66	38	+92%	• Liquids (kb/d)	70	37	+87%
2,848	2,614	1,640	+74%	• Gas (Mcf/d)	2,731	1,664	+64%
2Q19	1Q19	2Q18	2Q19 vs 2Q18	LNG in Mt	1H19	1H18	1H19 vs 1H18
8.5	7.7	3.9	x2.2	Overall LNG sales	16.2	7.7	x2.1
4.1	3.8	2.5	+65%	• including sales from equity production*	7.9	5.0	+59%
6.7	6.0	2.7	x2.5	• including sales by TOTAL from equity production and third party purchases	12.7	5.4	x2.4

* The Group's equity production may be sold by TOTAL or by joint ventures.

Total LNG sales more than doubled compared to last year for the second quarter 2018 and first half 2019 due to the start-up of Yamal LNG trains 2 and 3 in Russia, Ichthys in Australia, the first Cameron LNG train in the United States, and the acquisition of the portfolio of LNG contracts from Engie in 2018.

The growth in condensate production compared to last year is essentially due to the start-up of condensate production from Ichthys in Australia in the third quarter 2018.

•  Results

2Q19	1Q19	2Q18	2Q19 vs 2Q18	in millions of dollars	1H19	1H18	1H19 vs 1H18
3,789	6,419	3,547	+7%	Non-Group sales	10,208	7,887	+29%
215	322	(192)	n/a	Operating income	537	(82)	n/a
661	380	441	+50%	Net income (loss) from equity affiliates and other items	1,041	795	+31%
(450)	(173)	(104)	x4.3	Tax on net operating income	(623)	(237)	x2.7
426	529	145	x2.9	Net operating income	955	476	x2.0
3	63	420	-99%	Adjustments affecting net operating income	66	570	-88%
429	592	565	-24%	Adjusted net operating income*	1,021	1,046	-2%
195	255	250	-22%	• including income from equity affiliates	450	478	-6%
442	493	388	+14%	Organic investments	935	724	+29%
159	400	(380)	n/a	Net acquisitions	559	(294)	n/a
601	893	8	x75.1	Net investments	1,494	430	x3.5

*Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

Adjusted net operating income for the Integrated Gas, Renewables & Power segment was $429 million in the second quarter 2019, a decrease of 24% compared to $565 million in the second quarter 2018, and $1,021 million in the first half 2019, a decrease of 2% compared to $1,046 million in the first half 2018, impacted notably by lower gas prices in Europe and Asia and the amortization of new projects.

Adjusted net operating income for the Integrated Gas, Renewables & Power segment excludes special items. In the second quarter 2019, the exclusion of special items had a positive impact of $3million on the segment’s adjusted net operating income, compared to a positive impact of $420 million in the second quarter 2018. In the first half 2019, the exclusion of special items had a positive impact of $66 million on the segment’s adjusted net operating income, compared to a positive impact of $570 million in the first half 2018.

In the second quarter 2019, the segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $869 million, an increase of 77% compared to $492 million in the second quarter 2018, driven notably by the ramp-ups of Ichthys in Australia and Yamal LNG in Russia as well as the strong performance of total LNG sales. In the first half 2019, the segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $1,479 million, an increase of 67% compared to $885 million in the first half 2018, driven by the same reasons mentioned above.

B.3.	Refining & Chemicals segment

•  Refinery throughput and utilization rates*

2Q19	1Q19	2Q18	2Q19 vs 2Q18		1H19	1H18	1H19 vs 1H18
1,595	1,862	1,734	-8%	Total refinery throughput (kb/d)	1,729	1,783	-3%
447	592	569	-21%	• France	520	597	-13%
679	823	670	+1%	• Rest of Europe	721	708	+6%
469	447	495	-5%	• Rest of world	458	479	-4%
77%	89%	83%		Utilization rates based on crude only**	83%	85%

* Includes refineries in Africa reported in the Marketing & Services segment.

** Based on distillation capacity at the beginning of the year.

Refinery throughput volumes:

•     decreased by 8% in the second quarter 2019 year-on-year, notably as a result of the shutdown at Grandpuit in France and the lower throughput at Leuna in Germany linked to contaminated crude from Russia.

•     decreased by 3% in the first half 2019 year-on-year for the same reasons.

•  Results

2Q19	1Q19	2Q18	2Q19 vs 2Q18	in millions of dollars	1H19	1H18	1H19 vs 1H18
22,509	21,711	23,349	-4%	Non-Group sales	44,220	45,088	-2%
484	1,244	1,249	-61%	Operating income	1,728	1,905	-9%
111	149	289	-62%	Net income (loss) from equity affiliates and other items	260	417	-38%
46	(292)	(279)	n/a	Tax on net operating income	(246)	(383)	-36%
641	1,101	1,259	-49%	Net operating income	1,742	1,939	-10%
74	(345)	(438)	n/a	Adjustments affecting net operating income	(271)	(398)	-32%
715	756	821	-13%	Adjusted net operating income*	1,471	1,541	-5%
353	240	386	-9%	Organic investments	593	694	-15%
(58)	(124)	(306)	n/a	Net acquisitions	(182)	(307)	n/a
295	116	80	x3.7	Net investments	411	387	+6%

*Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

Adjusted net operating income for the Refining & Chemicals segment was $715 million in the second quarter 2019, a decrease of 13% compared to $821 million in the second quarter 2018, and $1,471 million in the first half 2019, a decrease of 5% compared to $1,541 million in the first half 2018, notably due to the decrease in European refining variable cost margin (VCM) of 19% in the second quarter 2019 and 4% in the first half 2019, as well as lower throughput volume.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the second quarter 2019, the exclusion of the inventory valuation effect had a positive impact of $1million on the segment’s adjusted net operating income, compared to a negative impact of $438 million in the second quarter 2018. In the second quarter 2019, the exclusion of special items had a positive impact of $73 million on the segment’s adjusted net operating income and no impact on the segment’s adjusted net operating income in the second quarter 2018. In the first half 2019, the exclusion of the inventory valuation effect had a negative impact of $344million on the segment’s adjusted net operating income, compared to a negative impact of $415 million in the first half 2018. In the first half 2019, the exclusion of special items had a positive impact of $73 million on the segment’s adjusted net operating income, compared to a positive impact of $17 million in the first half 2018.

In the second quarter 2019, the segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $806 million a decrease of 21% compared to $1,018 million in the second quarter 2018. In the first half 2019, the segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases remains stable at $1,910 million compared to $1,938 in the first half 2018.

In the second quarter 2019, the segment’s cash flow from operating activities excluding financial charges was $1,658 million an increase of 66% compared to $999 million in the second quarter 2018.

B.4.	Marketing & Services segment

•  Petroleum product sales

2Q19	1Q19	2Q18	2Q19 vs 2Q18	sales in kb/d*	1H19	1H18	1H19 vs 1H18
1,860	1,836	1,799	+3%	Total Marketing & Services sales	1,848	1,800	+3%
1,004	1,012	1,001	-	• Europe	1,008	997	+1%
856	824	798	+7%	• Rest of world	840	803	+5%

*Excludes trading and bulk refining sales.

Sales of petroleum products increased by 3% in the second quarter 2019 and the first half 2019, due to the development of activities in the African and American regions, notably Mexico and Brazil.

•  Results

2Q19	1Q19	2Q18	2Q19 vs 2Q18	in millions of dollars	1H19	1H18	1H19 vs 1H18
22,671	21,279	22,528	+1%	Non-Group sales	43,950	43,836	-
450	569	662	-32%	Operating income	1,019	1,019	-
111	(10)	107	+4%	Net income (loss) from equity affiliates and other items	101	193	-47%
(170)	(164)	(194)	-12%	Tax on net operating income	(334)	(297)	+12%
391	395	575	-32%	Net operating income	786	915	-14%
32	(52)	(97)	n/a	Adjustments affecting net operating income	(20)	(70)	-71%
423	343	478	-12%	Adjusted net operating income*	766	845	-9%
204	80	205	-1%	Organic investments	283	342	-17%
96	(8)	60	+61%	Net acquisitions	89	(77)	n/a
300	72	265	+13%	Net investments	372	265	+40%

*Detail of adjustment items shown in the business segment information starting on page 24 of this exhibit.

Adjusted net operating income for the Marketing & Services segment was $423 million in the second quarter 2019, a decrease of 12% compared to $478 million in the second quarter 2018, and $766 million in the first half 2019, a decrease of 9% compared to $845 million in the first half 2018.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the second quarter 2019, the exclusion of the inventory valuation effect had a positive impact of $25 million on the segment’s adjusted net operating income, compared to a negative impact of $97 million in the second quarter 2018. In the second quarter 2019, the exclusion of special items had a positive impact of $7 million on the segment’s adjusted net operating income and no impact on the segment’s adjusted net operating income in the second quarter 2018. In the first half 2019, the exclusion of the inventory valuation effect had a negative impact of $27 million on the segment’s adjusted net operating income, compared to a negative impact of $70 million in the first half 2018. In the first half 2019, the exclusion of special items had a positive impact of $7 million on the segment’s adjusted net operating income and no impact on the segment’s adjusted net operating income in the first half 2018.

In the second quarter 2019, the segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $626 million a decrease of 3% compared to $646 million in the second quarter 2018. In the first half 2019, the segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $1,208 million an increase of 12% compared to $1,076 million in the first half 2018.

C.	GROUP RESULTS

•  Net income (Group share)

In the second quarter 2019, net income (Group share) was $2,756 million, a decrease of 26% compared to $3,721 million in the second quarter 2018. In the first half 2019, net income (Group share) was $5,867 million, a decrease of 8% compared to $6,357 million in the first half 2018.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value1.

Adjusted net income (Group share) was:

•     $2,887 million in the second quarter 2019, a decrease of 19% compared to the second quarter 2018 reflecting the decrease in the net operating income of the segments and the increase in the net cost of net debt compared to the second quarter 2018, mainly due to the rise in U.S. dollar interest rates.

•     $5,646 million in the first half 2019, a decrease of 12% compared to the first half 2018, for the same reasons.

Total adjustments affecting net income (Group share)2 were:

•     $(131) million in the second quarter 2019.

•     $221 million in the first half 2019.

•  Fully-diluted shares and share buyback

The number of fully-diluted shares was 2,619 million on June 30, 2019.

In the context of the shareholder return policy announced in February 2018, the Group has continued to buy back shares, including:

•     the buyback of shares issued in 2019 under the scrip dividend option (not renewed at the 2019 Shareholders’ meeting) to cancel any dilution related to the exercise of this option: 14.9 million shares repurchased in the second quarter 2019 and 16.1 million shares in the first half 2019.; and

•     the buyback of additional shares: 7.5 million shares repurchased in the second quarter 2019 for $0.41 billion and 13.7 million shares in the first half 2019 for $0.76 billion as part of the $5 billion buyback program for 2018-2020.

•  Asset sales - acquisitions

Asset sales consisted of:

•     $212 million in the second quarter 2019, due notably to the sale of the interest in the Wepec refinery in China; and

•     $575 million in the first half 2019, due notably to the sale of the interest in the Wepec refinery in China and the sale of the Group’s interest in the Hazira terminal in India and polystyrene activities in China.

Acquisitions consisted of:

•     $614 million in the second quarter 2019, due notably to the acquisition of Chevron’s interest in the Danish Underground Consortium in Denmark, the joint development with Saudi Aramco of a network of service stations in Saudi Arabia, the alliance with the Adani group in the natural gas and retail fuel network in India and the capital increase in Total Eren for its acquisition of Novenergia; and

•     $1,284 million in the first half 2019, due notably to the reasons mentioned above as well as the signing of the acquisition of a 10% stake in Arctic LNG 2 project in Russia.

1 Details shown on page 13 of this exhibit.

2 Details shown on pages 13 and 31 to 33 of this exhibit.

•  Cash flow

The Group’s cash flow from operating activities remains stable in the second quarter 2019 at $6,251 million, compared to $6,246 million in the second quarter 2018. The Group’s cash flow from operating activities was $9,880 million in the first half 2019, an increase of 19% compared to $8,327 million in the first half 2018.

The change in working capital at replacement cost in the second quarter 2019, which is the (increase)/decrease in working capital of $(317) million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $40 million, was $(357) million, compared to $(153) million in the second quarter 2018. The change in working capital at replacement cost in the first half 2019, which is the (increase)/decrease in working capital of $(3,287) million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $526 million, was $(2,761) million, compared to $(3,442) million in the first half 2018.

In the second quarter 2019, operating cash flow excluding the change in working capital at replacement cost was $6,707 million, an increase of 5% compared to $6,399 million in the second quarter 2018. In the first half 2019, operating cash flow excluding the change in working capital at replacement cost was $12,740 million, an increase of 8% compared to $11,769 million in the second quarter 2018. In the second quarter 2019, operating cash flow excluding the change in working capital at replacement cost, without financial charges was $7,208 million, an increase of 6% compared to $6,797 million in the second quarter 2018. In the first half 2019, operating cash flow excluding the change in working capital at replacement cost, without financial charges was $13,744 million, an increase of 10% compared to $12,465 million in the first half 2018.

The Group’s net cash flow1 was:

•     $3,277 million in the second quarter 2019, a 16% decrease compared to last year due to an increase in net acquisitions;

•     $6,220 million in the first half 2019, a 22% increase compared to last year due to higher operating cash flow before working capital changes and lower net acquisitions.

1 Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

D.	PROFITABILITY

Return on equity for the twelve months ended June 30, 2019, was 11.1%, an increase compared to the same period a year ago.

in millions of dollars	07/01/2018 - 06/30/2019	04/01/2018 - 03/31/2019	07/01/2017- 06/30/2018
Adjusted net income	13,125	13,810	12,299
Adjusted shareholders’ equity	117,787	118,094	113,251
Return on equity (ROE)	11.1%	11.7%	10.9%

Return on average capital employed was 10.4% for the twelve months ended June 30, 2019, an increase compared to the same period a year ago.

in millions of dollars	07/01/2018 - 06/30/2019	04/01/2018 - 03/31/2019	07/01/2017- 06/30/2018
Adjusted net operating income	15,087	15,697	13,748
Adjusted capital employed	145,247	146,210	136,355
ROACE	10.4%	10.7%	10.1%

E.	2019 SENSITIVITIES*
	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- $0.1 per €	-/+ $0.1 B	~ $0 B
Average Liquids Price**	+/- $10/b	+/- $2.7 B	+/- $3.2 B
Variable cost margin, European refining (VCM)	+/- $10/t	+/- $0.5 B	+/- $0.6 B

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2019. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

** In a $60/b Brent environment.

F.	SUMMARY AND OUTLOOK

Since the start of the third quarter 2019, Brent has traded above $60/b in a context of renewed OPEC+ quotas and uncertainties about the evolution of production in Libya, Venezuela and Iran. The environment remains volatile, with uncertainty about hydrocarbon demand growth related to the outlook for global economic growth.

The Group maintains its spending discipline in 2019 with an organic investment target of around $14 billion and an average production cost of $5.5/boe. The organic pre-dividend cash flow breakeven will remain below $30/b.

Production growth should exceed 9% in 2019, due to the ramp-up of projects started in 2018 and the start-ups in the first half 2019 of Kaombo Sul in Angola and Culzean in the UK North Sea, as well as the upcoming Johan Sverdrup in Norway and Iara 1 in Brazil. The Group will continue to take advantage of the favorable cost environment to sanction new projects, notably Arctic LNG 2 and Lapa 3.

At the beginning of the third quarter, European refining margins, while still volatile, increased at the start of the third quarter and the Downstream should benefit from restarting the Grandpuit refinery in France and the Leuna refinery in Germany.

In this context, the Group is continuing to implement its shareholder return policy. The dividend in euro will be increased by 3.1% in 2019 representing a total increase of 6.5% since 2017, in line with the target increase of 10% over the period 2018-2020. TOTAL will buy back $1.5 billion of shares in 2019 at $60/b as part of its $5 billion share buyback program over the 2018-2020 period.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•     material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•     changes in currency exchange rates and currency devaluations;

•     the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•     uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•     uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•     changes in the current capital expenditure plans of TOTAL;

•     the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•     the financial resources of competitors;

•     changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•     the quality of future opportunities that may be presented to or pursued by TOTAL;

•     the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•     the ability to obtain governmental or regulatory approvals;

•     the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•     the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•     changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•     the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•     the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. -3.2 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2018.

OPERATING INFORMATION BY SEGMENT

•  Group production (EP + iGRP)

2Q19	1Q19	2Q18	2Q19 vs 2Q18	Combined liquids and gas production by region (kboe/d)	1H19	1H18	1H19 vs 1H18
997	990	842	+18%	Europe and Central Asia	993	864	+15%
686	697	672	+2%	Africa	691	673	+3%
703	686	681	+3%	Middle East and North Africa	695	660	+5%
358	373	401	-11%	Americas	365	386	-5%
214	201	121	+76%	Asia-Pacific	207	128	+62%
2,957	2,946	2,717	+9%	Total production	2,951	2,710	+9%
750	709	616	+22%	• includes equity affiliates	730	670	+9%
2Q19	1Q19	2Q18	2Q19 vs 2Q18	Liquids production by region (kb/d)	1H19	1H18	1H19 vs 1H18
328	352	332	-1%	Europe and Central Asia	340	315	+8%
549	540	511	+7%	Africa	545	507	+7%
546	522	539	+1%	Middle East and North Africa	534	520	+3%
160	177	190	-16%	Americas	168	177	-5%
41	39	11	x3.8	Asia-Pacific	40	12	x3.4
1,624	1,629	1,582	+3%	Total production	1,627	1,532	+6%
225	217	233	-3%	• includes equity affiliates	221	268	-18%
2Q19	1Q19	2Q18	2Q19 vs 2Q18	Gas production by region (Mcf/d)	1H19	1H18	1H19 vs 1H18
3,639	3,426	2,754	+32%	Europe and Central Asia	3,532	2,954	+20%
703	792	772	-9%	Africa	748	815	-8%
866	905	787	+10%	Middle East and North Africa	885	774	+14%
1,107	1,101	1,192	-7%	Americas	1,104	1,175	-6%
1,162	1,097	671	+73%	Asia-Pacific	1,130	701	+61%
7,477	7,321	6,176	+21%	Total production	7,399	6,419	+15%
2,868	2,653	2,026	+42%	• includes equity affiliates	2,761	2,141	+29%

•  Downstream (Refining & Chemicals and Marketing & Services)

2Q19	1Q19	2Q18	2Q19 vs 2Q18	Petroleum product sales by region (kb/d)	1H19	1H18	1H19 vs 1H18
2,018	2,022	1,942	+4%	Europe	2,020	1,922	+5%
751	658	652	+15%	Africa	705	703	-
846	839	802	+6%	Americas	842	781	+8%
536	616	644	-17%	Rest of world	576	662	-13%
4,152	4,135	4,040	+3%	Total consolidated sales	4,143	4,068	+2%
535	557	556	-4%	• includes bulk sales	546	563	-3%
1,757	1,742	1,685	+4%	• includes trading	1,749	1,705	+3%

ADJUSTMENT ITEMS

•  Adjustment items to net income (Group share)

2Q19	1Q19	2Q18	in millions of dollars	1H19	1H18
(56)	(14)	(358)	Special items affecting net income (Group share)	(70)	(553)
-	-	(2)	• Gain (loss) on asset sales	-	(103)
(31)	(2)	(46)	• Restructuring charges	(33)	(67)
(57)	-	(236)	• Impairments	(57)	(248)
32	(12)	(74)	• Other	20	(135)
(28)	388	517	After-tax inventory effect: FIFO vs. replacement cost	360	472
(47)	(22)	9	Effect of changes in fair value	(69)	1
(131)	352	168	Total adjustments affecting net income	221	(80)

INVESTMENTS — DIVESTMENTS

2Q19	1Q19	2Q18	2Q19 vs 2Q18	in millions of dollars	1H19	1H18	1H19 vs 1H18
3,028	2,784	2,780	+9%	Organic investments (a)	5,811	5,400	+8%
185	232	137	+35%	• Capitalized exploration	417	248	+68%
370	130	140	x2.6	• Increase in non-current loans	500	311	+61%
(254)	(134)	(581)	n/a	• Repayment of non-current loans, excluding organic loan repayment from equity affiliates*	(388)	(997)	n/a
614	669	426	+44%	Acquisitions (b)	1,284	4,114	-69%
212	363	693	-69%	Asset sales (c)	575	2,862	-80%
-	-	-	n/a	Other transactions with non-controlling interests (d)	-	-	n/a
3,430	3,090	2,513	+36%	Net investments (a+b-c-d)	6,520	6,652	-2%
(99)	-	-	n/a	Organic loan repayment from equity affiliates* (e)	(99)	-	n/a
3,331	3,090	2,513	+33%	Cash flow used in investing activities (a+b-c+e)	6,421	6,652	-3%

* Effective second quarter 2019, organic loan repayments from equity affiliates are defined as loan repayments from equity affiliates coming from their cash flow from operations.

CASH FLOW

2Q19	1Q19	2Q18	2Q19 vs 2Q18	in millions of dollars	1H19	1H18	1H19 vs 1H18
7,208	6,536	6,797	+6%	Operating cash flow before working capital changes w/o financial charges (DACF)	13,744	12,465	+10%
(501)	(503)	(398)	n/a	• Financial charges	(1,004)	(696)	n/a
6,707	6,033	6,399	+5%	Operating cash flow before working capital changes (a)	12,740	11,769	+8%
(317)	(2,970)	(856)	n/a	• (Increase) decrease in working capital	(3,287)	(4,078)	n/a
(40)	566	703	n/a	• Inventory effect	526	636	-17%
(99)	-	-	n/a	• Organic repayment of loans from equity affiliates	(99)	-	-
6,251	3,629	6,246	-	Cash flow from operations	9,880	8,327	+19%
3,028	2,784	2,780	+9%	Organic investments (b)	5,811	5,400	+8%
3,679	3,249	3,619	+2%	Free cash flow after organic investments, w/o net asset sales (a-b)	6,929	6,369	+9%
3,430	3,090	2,513	+36%	Net investments (c)	6,520	6,652	-2%
3,277	2,943	3886	-16%	Net cash flow (a-c)	6,220	5,117	+22%

GEARING RATIOS*

in millions of dollars	06/30/2019	03/31/2019	06/30/2018
Current borrowings	16,221	13,906	15,659
Net current financial assets	(3,110)	(2,722)	(2,806)
Net financial assets classified as held for sale	-	227	-
Non-current financial debt	45,394	44,396	38,362
Hedging instruments of non-current debt	(771)	(637)	(967)
Cash and cash equivalents	(26,723)	(25,432)	(26,475)
Net debt (a)	31,011	29,738	23,773
Shareholders’ equity – Group share	116,862	117,993	117,975
Non-controlling interests	2,362	2,365	2,288
Shareholders’ equity (b)	119,224	120,358	120,263
Net-debt-to-capital ratio = a/(a+b)	20.6%	19.8%	16.5%

*The net-debt-to-capital ratio on March 31, 2019 and June 30, 2019 include the impact of the new IFRS 16 rule, effective January 1, 2019.

RETURN ON AVERAGE CAPITAL EMPLOYED

•  Twelve months ended June 30, 2019

in millions of dollars	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	8,159	2,394	3,309	1,573
Capital employed at 06/30/2018*	92,296	30,861	12,939	7,040
Capital employed at 06/30/2019*	90,633	37,290	12,300	8,535
ROACE	8.9%	7.0%	26.2%	20.2%

•  Twelve months ended March 31, 2019

in millions of dollars	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	8,452	2,530	3,415	1,628
Capital employed at 03/31/2018*	93,276	30,996	13,428	7,409
Capital employed at 03/31/2019*	90,051	37,235	13,153	8,255
ROACE	9.2%	7.4%	25.7%	20.8%

* At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

	$/€	Brent ($/b)	Average liquids price* ($/b)	Average gas price* ($/Mbtu)	Variable cost margin, European refining** ($/t)
Second quarter 2019	1.12	68.9	63.7	3.82	27.6
First quarter 2019	1.14	63.1	58.7	4.51	33.0
Fourth quarter 2018	1.14	68.8	59.2	5.01	40.8
Third quarter 2018	1.16	75.2	68.8	5.06	47.2
Second quarter 2018	1.19	74.4	68.4	4.62	33.9

____________________

* Sales in $ / sales in volume for consolidated subsidiaries (excluding stock value variation).

** This indicator represents the average margin on variable costs realized by TOTAL’s European refining business (equal to the difference between the sales of refined products realized by TOTAL’s European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons).

Disclaimer: data is based on TOTAL’s reporting and is not audited. To the extent permitted by law, TOTAL S.A. disclaims all liability from the use of the restated main indicators.

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)
	2nd quarter	1st quarter	2nd quarter
(M$)(a)	2019	2019	2018

Sales	51,242	51,205	52,540
Excise taxes	(6,040)	(6,081)	(6,438)
Revenues from sales	45,202	45,124	46,102

Purchases, net of inventory variation	(30,390)	(29,721)	(30,599)
Other operating expenses	(7,078)	(6,725)	(6,761)
Exploration costs	(170)	(288)	(158)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,661)	(3,466)	(3,435)
Other income	321	247	252
Other expense	(189)	(209)	(413)

Financial interest on debt	(568)	(561)	(478)
Financial income and expense from cash & cash equivalents	(42)	(28)	(54)
Cost of net debt	(610)	(589)	(532)

Other financial income	326	160	321
Other financial expense	(188)	(195)	(159)

Net income (loss) from equity affiliates	812	711	1,103

Income taxes	(1,571)	(1,909)	(2,087)
Consolidated net income	2,804	3,140	3,634
Group share	2,756	3,111	3,721
Non-controlling interests	48	29	(87)
Earnings per share ($)	1.01	1.17	1.38
Fully-diluted earnings per share ($)	1.00	1.16	1.38
(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
TOTAL
(unaudited)
	2nd quarter	1st quarter	2nd quarter
(M$)	2019	2019	2018
Consolidated net income	2,804	3,140	3,634

Other comprehensive income

Actuarial gains and losses	(223)	164	42
Change in fair value of investments in equity instruments	74	33	(2)
Tax effect	59	(45)	(20)
Currency translation adjustment generated by the parent company	1,057	(1,531)	(4,761)
Items not potentially reclassifiable to profit and loss	967	(1,379)	(4,741)
Currency translation adjustment	(619)	806	1,330
Cash flow hedge	(246)	(127)	77
Variation of foreign currency basis spread	43	11	2
Share of other comprehensive income of equity affiliates, net amount	(135)	388	36
Other	1	1	(2)
Tax effect	69	38	(27)
Items potentially reclassifiable to profit and loss	(887)	1,117	1,416
Total other comprehensive income (net amount)	80	(262)	(3,325)

Comprehensive income	2,884	2,878	309
Group share	2,797	2,840	450
Non-controlling interests	87	38	(141)

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)
	1st half	1st half
(M$)(a)	2019	2018

Sales	102,447	102,151
Excise taxes	(12,121)	(12,757)
Revenues from sales	90,326	89,394

Purchases, net of inventory variation	(60,111)	(60,045)
Other operating expenses	(13,803)	(13,698)
Exploration costs	(458)	(362)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,127)	(6,351)
Other income	568	775
Other expense	(398)	(603)

Financial interest on debt	(1,129)	(868)
Financial income and expense from cash & cash equivalents	(70)	(95)
Cost of net debt	(1,199)	(963)

Other financial income	486	561
Other financial expense	(383)	(329)

Net income (loss) from equity affiliates	1,523	1,587

Income taxes	(3,480)	(3,683)
Consolidated net income	5,944	6,283
Group share	5,867	6,357
Non-controlling interests	77	(74)
Earnings per share ($)	2.17	2.39
Fully-diluted earnings per share ($)	2.16	2.38
(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
TOTAL
(unaudited)
	1st half	1st half
(M$)	2019	2018
Consolidated net income	5,944	6,283

Other comprehensive income

Actuarial gains and losses	(59)	67
Change in fair value of investments in equity instruments	107	5
Tax effect	14	(18)
Currency translation adjustment generated by the parent company	(474)	(2,630)
Items not potentially reclassifiable to profit and loss	(412)	(2,576)
Currency translation adjustment	187	968
Cash flow hedge	(373)	255
Variation of foreign currency basis spread	54	(27)
Share of other comprehensive income of equity affiliates, net amount	253	(132)
Other	2	(2)
Tax effect	107	(75)
Items potentially reclassifiable to profit and loss	230	987
Total other comprehensive income (net amount)	(182)	(1,589)

Comprehensive income	5,762	4,694
Group share	5,637	4,806
Non-controlling interests	125	(112)

CONSOLIDATED BALANCE SHEET
TOTAL
	June 30, 2019	March 31, 2019	December 31, 2018	June 30, 2018
(M$)	(unaudited)	(unaudited)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	29,229	28,727	28,922	24,562
Property, plant and equipment, net	118,063	117,881	113,324	114,047
Equity affiliates : investments and loans	26,473	25,996	23,444	22,443
Other investments	1,660	1,468	1,421	1,396
Non-current financial assets	771	637	680	967
Deferred income taxes	6,022	6,246	6,663	5,348
Other non-current assets	2,306	2,156	2,509	3,384
Total non-current assets	184,524	183,111	176,963	172,147

Current assets
Inventories, net	16,410	17,075	14,880	18,392
Accounts receivable, net	20,349	19,321	17,270	16,974
Other current assets	15,958	16,237	14,724	14,408
Current financial assets	3,536	3,373	3,654	3,609
Cash and cash equivalents	26,723	25,432	27,907	26,475
Assets classified as held for sale	-	314	1,364	-
Total current assets	82,976	81,752	79,799	79,858
Total assets	267,500	264,863	256,762	252,005

LIABILITIES & SHAREHOLDERS' EQUITY

Shareholders' equity
Common shares	8,301	8,231	8,227	8,305
Paid-in surplus and retained earnings	123,351	123,702	120,569	121,896
Currency translation adjustment	(11,177)	(11,606)	(11,313)	(9,764)
Treasury shares	(3,613)	(2,334)	(1,843)	(2,462)
Total shareholders' equity - Group share	116,862	117,993	115,640	117,975
Non-controlling interests	2,362	2,365	2,474	2,288
Total shareholders' equity	119,224	120,358	118,114	120,263

Non-current liabilities
Deferred income taxes	11,486	11,339	11,490	11,969
Employee benefits	3,375	3,150	3,363	3,329
Provisions and other non-current liabilities	21,629	21,020	21,432	18,807
Non-current financial debt	45,394	44,396	40,129	38,362
Total non-current liabilities	81,884	79,905	76,414	72,467

Current liabilities
Accounts payable	27,059	26,416	26,134	25,021
Other creditors and accrued liabilities	22,686	23,361	22,246	17,792
Current borrowings	16,221	13,906	13,306	15,659
Other current financial liabilities	426	651	478	803
Liabilities directly associated with the assets classified as held for sale	-	266	70	-
Total current liabilities	66,392	64,600	62,234	59,275
Total liabilities & shareholders' equity	267,500	264,863	256,762	252,005

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL
(unaudited)
	2nd quarter	1st quarter	2nd quarter
(M$)	2019	2019	2018

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	2,804	3,140	3,634
Depreciation, depletion, amortization and impairment	3,819	3,716	3,508
Non-current liabilities, valuation allowances and deferred taxes	239	140	35
(Gains) losses on disposals of assets	(191)	(173)	(148)
Undistributed affiliates' equity earnings	(168)	(306)	(298)
(Increase) decrease in working capital	(317)	(2,970)	(856)
Other changes, net	65	82	371
Cash flow from operating activities	6,251	3,629	6,246

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(2,881)	(2,704)	(3,513)
Acquisitions of subsidiaries, net of cash acquired	(208)	-	12
Investments in equity affiliates and other securities	(437)	(753)	(146)
Increase in non-current loans	(370)	(130)	(140)
Total expenditures	(3,896)	(3,587)	(3,787)
Proceeds from disposals of intangible assets and property, plant and equipment	155	8	304
Proceeds from disposals of subsidiaries, net of cash sold	(1)	147	(7)
Proceeds from disposals of non-current investments	58	208	396
Repayment of non-current loans	353	134	581
Total divestments	565	497	1,274
Cash flow used in investing activities	(3,331)	(3,090)	(2,513)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	449	1	473
- Treasury shares	(1,279)	(491)	(1,182)
Dividends paid:
- Parent company shareholders	(2,935)	(1,830)	(2,692)
- Non-controlling interests	(93)	-	(72)
Net issuance (repayment) of perpetual subordinated notes	-	-	-
Payments on perpetual subordinated notes	(175)	(140)	(116)
Other transactions with non-controlling interests	-	(150)	-
Net issuance (repayment) of non-current debt	2,331	1,250	52
Increase (decrease) in current borrowings	37	(1,526)	(738)
Increase (decrease) in current financial assets and liabilities	(164)	106	(1,779)
Cash flow used in financing activities	(1,829)	(2,780)	(6,054)
Net increase (decrease) in cash and cash equivalents	1,091	(2,241)	(2,321)
Effect of exchange rates	200	(234)	(1,296)
Cash and cash equivalents at the beginning of the period	25,432	27,907	30,092
Cash and cash equivalents at the end of the period	26,723	25,432	26,475

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL
(unaudited)
	1st half	1st half
(M$)	2019	2018

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	5,944	6,283
Depreciation, depletion, amortization and impairment	7,535	6,554
Non-current liabilities, valuation allowances and deferred taxes	379	149
(Gains) losses on disposals of assets	(364)	(273)
Undistributed affiliates' equity earnings	(474)	(557)
(Increase) decrease in working capital	(3,287)	(4,078)
Other changes, net	147	249
Cash flow from operating activities	9,880	8,327

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(5,585)	(9,178)
Acquisitions of subsidiaries, net of cash acquired	(208)	(714)
Investments in equity affiliates and other securities	(1,190)	(308)
Increase in non-current loans	(500)	(311)
Total expenditures	(7,483)	(10,511)
Proceeds from disposals of intangible assets and property, plant and equipment	163	2,282
Proceeds from disposals of subsidiaries, net of cash sold	146	(4)
Proceeds from disposals of non-current investments	266	584
Repayment of non-current loans	487	997
Total divestments	1,062	3,859
Cash flow used in investing activities	(6,421)	(6,652)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	450	482
- Treasury shares	(1,770)	(1,740)
Dividends paid:
- Parent company shareholders	(4,765)	(4,208)
- Non-controlling interests	(93)	(84)
Net issuance (repayment) of perpetual subordinated notes	-	-
Payments on perpetual subordinated notes	(315)	(266)
Other transactions with non-controlling interests	(150)	-
Net issuance (repayment) of non-current debt	3,581	(2,428)
Increase (decrease) in current borrowings	(1,489)	969
Increase (decrease) in current financial assets and liabilities	(58)	(624)
Cash flow used in financing activities	(4,609)	(7,899)
Net increase (decrease) in cash and cash equivalents	(1,150)	(6,224)
Effect of exchange rates	(34)	(486)
Cash and cash equivalents at the beginning of the period	27,907	33,185
Cash and cash equivalents at the end of the period	26,723	26,475

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
TOTAL
(unaudited)
	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders' equity - Group Share	Non-controlling interests	Total shareholders' equity
(M$)	Number	Amount			Number	Amount
As of January 1, 2018	2,528,989,616	7,882	112,040	(7,908)	(8,376,756)	(458)	111,556	2,481	114,037
Net income of the first half 2018	-	-	6,357	-	-	-	6,357	(74)	6,283
Other comprehensive Income	-	-	305	(1,856)	-	-	(1,551)	(38)	(1,589)
Comprehensive Income	-	-	6,662	(1,856)	-	-	4,806	(112)	4,694
Dividend	-	-	(4,070)	-	-	-	(4,070)	(84)	(4,154)
Issuance of common shares	136,887,716	423	7,270	-	-	-	7,693	-	7,693
Purchase of treasury shares	-	-	-	-	(33,056,514)	(2,004)	(2,004)	-	(2,004)
Sale of treasury shares(a)	-	-	-	-	3,450	-	-	-	-
Share-based payments	-	-	192	-	-	-	192	-	192
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(161)	-	-	-	(161)	-	(161)
Other operations with non-controlling interests	-	-	(4)	-	-	-	(4)	4	-
Other items	-	-	(33)	-	-	-	(33)	(1)	(34)
As of June 30, 2018	2,665,877,332	8,305	121,896	(9,764)	(41,429,820)	(2,462)	117,975	2,288	120,263
Net income of the second half 2018	-	-	5,089	-	-	-	5,089	178	5,267
Other comprehensive Income	-	-	(325)	(1,549)	-	-	(1,874)	(31)	(1,905)
Comprehensive Income	-	-	4,764	(1,549)	-	-	3,215	147	3,362
Dividend	-	-	(3,811)	-	-	-	(3,811)	(13)	(3,824)
Issuance of common shares	19,315,374	53	1,096	-	-	-	1,149	-	1,149
Purchase of treasury shares	-	-	-	-	(39,709,967)	(2,324)	(2,324)	-	(2,324)
Sale of treasury shares(a)	-	-	(240)	-	4,075,807	240	-	-	-
Share-based payments	-	-	102	-	-	-	102	-	102
Share cancellation	(44,590,699)	(131)	(2,572)	-	44,590,699	2,703	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(154)	-	-	-	(154)	-	(154)
Other operations with non-controlling interests	-	-	(513)	-	-	-	(513)	(103)	(616)
Other items	-	-	1	-	-	-	1	155	156
As of December 31, 2018	2,640,602,007	8,227	120,569	(11,313)	(32,473,281)	(1,843)	115,640	2,474	118,114
Net income of the first half 2019	-	-	5,867	-	-	-	5,867	77	5,944
Other comprehensive Income	-	-	(366)	136	-	-	(230)	48	(182)
Comprehensive Income	-	-	5,501	136	-	-	5,637	125	5,762
Dividend	-	-	(3,875)	-	-	-	(3,875)	(93)	(3,968)
Issuance of common shares	26,281,753	74	1,271	-	-	-	1,345	-	1,345
Purchase of treasury shares	-	-	-	-	(32,331,446)	(1,770)	(1,770)	-	(1,770)
Sale of treasury shares(a)	-	-	-	-	4,010	-	-	-	-
Share-based payments	-	-	103	-	-	-	103	-	103
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(5)	-	-	-	(5)	-	(5)
Payments on perpetual subordinated notes	-	-	(207)	-	-	-	(207)	-	(207)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(150)	(150)
Other items	-	-	(6)	-	-	-	(6)	6	-
As of June 30, 2019	2,666,883,760	8,301	123,351	(11,177)	(64,800,717)	(3,613)	116,862	2,362	119,224
(a)Treasury shares related to the restricted stock grants.

INFORMATIONS BY BUSINESS SEGMENT
TOTAL
(unaudited)
2nd quarter 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,273	3,789	22,509	22,671	-	-	51,242
Intersegment sales	7,586	632	8,293	139	36	(16,686)	-
Excise taxes	-	-	(761)	(5,279)	-	-	(6,040)
Revenues from sales	9,859	4,421	30,041	17,531	36	(16,686)	45,202
Operating expenses	(4,205)	(3,878)	(29,168)	(16,844)	(229)	16,686	(37,638)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,687)	(328)	(389)	(237)	(20)	-	(3,661)
Operating income	2,967	215	484	450	(213)	-	3,903
Net income (loss) from equity affiliates and other items	173	661	111	111	26	-	1,082
Tax on net operating income	(1,161)	(450)	46	(170)	64	-	(1,671)
Net operating income	1,979	426	641	391	(123)	-	3,314
Net cost of net debt							(510)
Non-controlling interests							(48)
Net income - group share							2,756

2nd quarter 2019 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(59)	-	-	-	-	(59)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(59)	-	-	-	-	(59)
Operating expenses	-	(54)	(43)	(34)	-	-	(131)
Depreciation, depletion and impairment of tangible assets and mineral interests	(43)	(11)	(10)	-	-	-	(64)
Operating income (b)	(43)	(124)	(53)	(34)	-	-	(254)
Net income (loss) from equity affiliates and other items	-	407	(49)	(7)	-	-	351
Tax on net operating income	-	(286)	28	9	-	-	(249)
Net operating income (b)	(43)	(3)	(74)	(32)	-	-	(152)
Net cost of net debt							(4)
Non-controlling interests							25
Net income - group share							(131)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(6)	(34)	-
- On net operating income	-	-	(1)	(25)	-

2nd quarter 2019 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,273	3,848	22,509	22,671	-	-	51,301
Intersegment sales	7,586	632	8,293	139	36	(16,686)	-
Excise taxes	-	-	(761)	(5,279)	-	-	(6,040)
Revenues from sales	9,859	4,480	30,041	17,531	36	(16,686)	45,261
Operating expenses	(4,205)	(3,824)	(29,125)	(16,810)	(229)	16,686	(37,507)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,644)	(317)	(379)	(237)	(20)	-	(3,597)
Adjusted operating income	3,010	339	537	484	(213)	-	4,157
Net income (loss) from equity affiliates and other items	173	254	160	118	26	-	731
Tax on net operating income	(1,161)	(164)	18	(179)	64	-	(1,422)
Adjusted net operating income	2,022	429	715	423	(123)	-	3,466
Net cost of net debt							(506)
Non-controlling interests							(73)
Adjusted net income - group share							2,887

2nd quarter 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	2,257	857	363	383	36		3,896
Total divestments	60	349	70	85	1		565
Cash flow from operating activities	3,768	641	1,658	611	(427)		6,251

INFORMATIONS BY BUSINESS SEGMENT
TOTAL
(unaudited)
1st quarter 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	1,794	6,419	21,711	21,279	2	-	51,205
Intersegment sales	7,716	627	8,017	162	27	(16,549)	-
Excise taxes	-	-	(776)	(5,305)	-	-	(6,081)
Revenues from sales	9,510	7,046	28,952	16,136	29	(16,549)	45,124
Operating expenses	(4,029)	(6,409)	(27,334)	(15,334)	(177)	16,549	(36,734)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,529)	(315)	(374)	(233)	(15)	-	(3,466)
Operating income	2,952	322	1,244	569	(163)	-	4,924
Net income (loss) from equity affiliates and other items	194	380	149	(10)	1	-	714
Tax on net operating income	(1,424)	(173)	(292)	(164)	60	-	(1,993)
Net operating income	1,722	529	1,101	395	(102)	-	3,645
Net cost of net debt							(505)
Non-controlling interests							(29)
Net income - group share							3,111

1st quarter 2019 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(27)	-	-	-	-	(27)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(27)	-	-	-	-	(27)
Operating expenses	-	(58)	492	74	-	-	508
Depreciation, depletion and impairment of tangible assets and mineral interests	-	-	-	-	-	-	-
Operating income (b)	-	(85)	492	74	-	-	481
Net income (loss) from equity affiliates and other items	-	6	2	-	-	-	8
Tax on net operating income	-	16	(149)	(22)	-	-	(155)
Net operating income (b)	-	(63)	345	52	-	-	334
Net cost of net debt							(4)
Non-controlling interests							22
Net income - group share							352

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	492	74	-
- On net operating income	-	-	345	52	-

1st quarter 2019 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	1,794	6,446	21,711	21,279	2	-	51,232
Intersegment sales	7,716	627	8,017	162	27	(16,549)	-
Excise taxes	-	-	(776)	(5,305)	-	-	(6,081)
Revenues from sales	9,510	7,073	28,952	16,136	29	(16,549)	45,151
Operating expenses	(4,029)	(6,351)	(27,826)	(15,408)	(177)	16,549	(37,242)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,529)	(315)	(374)	(233)	(15)	-	(3,466)
Adjusted operating income	2,952	407	752	495	(163)	-	4,443
Net income (loss) from equity affiliates and other items	194	374	147	(10)	1	-	706
Tax on net operating income	(1,424)	(189)	(143)	(142)	60	-	(1,838)
Adjusted net operating income	1,722	592	756	343	(102)	-	3,311
Net cost of net debt							(501)
Non-controlling interests							(51)
Adjusted net income - group share							2,759

1st quarter 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	2,025	1,118	285	144	15		3,587
Total divestments	29	225	169	72	2		497
Cash flow from operating activities	3,936	892	(538)	232	(893)		3,629

INFORMATIONS BY BUSINESS SEGMENT
TOTAL
(unaudited)
2nd quarter 2018	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	3,119	3,547	23,349	22,528	(3)	-	52,540
Intersegment sales	7,646	469	9,440	293	(63)	(17,785)	-
Excise taxes	-	-	(867)	(5,571)	-	-	(6,438)
Revenues from sales	10,765	4,016	31,922	17,250	(66)	(17,785)	46,102
Operating expenses	(4,791)	(3,605)	(30,369)	(16,416)	(122)	17,785	(37,518)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,345)	(603)	(304)	(172)	(11)	-	(3,435)
Operating income	3,629	(192)	1,249	662	(199)	-	5,149
Net income (loss) from equity affiliates and other items	256	441	289	107	11	-	1,104
Tax on net operating income	(1,687)	(104)	(279)	(194)	85	-	(2,179)
Net operating income	2,198	145	1,259	575	(103)	-	4,074
Net cost of net debt							(440)
Non-controlling interests							87
Net income - group share							3,721

2nd quarter 2018 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	24	-	-	-	-	24
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	24	-	-	-	-	24
Operating expenses	(97)	(9)	569	134	-	-	597
Depreciation, depletion and impairment of tangible assets and mineral interests	-	(424)	-	-	-	-	(424)
Operating income (b)	(97)	(409)	569	134	-	-	197
Net income (loss) from equity affiliates and other items	(66)	(4)	46	1	-	-	(23)
Tax on net operating income	46	(7)	(177)	(38)	-	-	(176)
Net operating income (b)	(117)	(420)	438	97	-	-	(2)
Net cost of net debt							(9)
Non-controlling interests							179
Net income - group share							168

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	569	134	-
- On net operating income	-	-	438	97	-

2nd quarter 2018 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	3,119	3,523	23,349	22,528	(3)	-	52,516
Intersegment sales	7,646	469	9,440	293	(63)	(17,785)	-
Excise taxes	-	-	(867)	(5,571)	-	-	(6,438)
Revenues from sales	10,765	3,992	31,922	17,250	(66)	(17,785)	46,078
Operating expenses	(4,694)	(3,596)	(30,938)	(16,550)	(122)	17,785	(38,115)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,345)	(179)	(304)	(172)	(11)	-	(3,011)
Adjusted operating income	3,726	217	680	528	(199)	-	4,952
Net income (loss) from equity affiliates and other items	322	445	243	106	11	-	1,127
Tax on net operating income	(1,733)	(97)	(102)	(156)	85	-	(2,003)
Adjusted net operating income	2,315	565	821	478	(103)	-	4,076
Net cost of net debt							(431)
Non-controlling interests							(92)
Adjusted net income - group share							3,553

2nd quarter 2018	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	2,612	447	404	310	14		3,787
Total divestments	466	439	324	45	-		1,274
Cash flow from operating activities	4,474	258	999	841	(326)		6,246

INFORMATIONS BY BUSINESS SEGMENT
TOTAL
(unaudited)
1sthalf 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	4,067	10,208	44,220	43,950	2	-	102,447
Intersegment sales	15,302	1,259	16,310	301	63	(33,235)	-
Excise taxes	-	-	(1,537)	(10,584)	-	-	(12,121)
Revenues from sales	19,369	11,467	58,993	33,667	65	(33,235)	90,326
Operating expenses	(8,234)	(10,287)	(56,502)	(32,178)	(406)	33,235	(74,372)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,216)	(643)	(763)	(470)	(35)	-	(7,127)
Operating income	5,919	537	1,728	1,019	(376)	-	8,827
Net income (loss) from equity affiliates and other items	367	1,041	260	101	27	-	1,796
Tax on net operating income	(2,585)	(623)	(246)	(334)	124	-	(3,664)
Net operating income	3,701	955	1,742	786	(225)	-	6,959
Net cost of net debt							(1,015)
Non-controlling interests							(77)
Net income - group share							5,867

1sthalf 2019 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(86)	-	-	-	-	(86)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(86)	-	-	-	-	(86)
Operating expenses	-	(112)	449	40	-	-	377
Depreciation, depletion and impairment of tangible assets and mineral interests	(43)	(11)	(10)	-	-	-	(64)
Operating income (b)	(43)	(209)	439	40	-	-	227
Net income (loss) from equity affiliates and other items	-	413	(47)	(7)	-	-	359
Tax on net operating income	-	(270)	(121)	(13)	-	-	(404)
Net operating income (b)	(43)	(66)	271	20	-	-	182
Net cost of net debt							(8)
Non-controlling interests							47
Net income - group share							221

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	486	40	-
- On net operating income	-	-	344	27	-

1sthalf 2019 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	4,067	10,294	44,220	43,950	2	-	102,533
Intersegment sales	15,302	1,259	16,310	301	63	(33,235)	-
Excise taxes	-	-	(1,537)	(10,584)	-	-	(12,121)
Revenues from sales	19,369	11,553	58,993	33,667	65	(33,235)	90,412
Operating expenses	(8,234)	(10,175)	(56,951)	(32,218)	(406)	33,235	(74,749)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,173)	(632)	(753)	(470)	(35)	-	(7,063)
Adjusted operating income	5,962	746	1,289	979	(376)	-	8,600
Net income (loss) from equity affiliates and other items	367	628	307	108	27	-	1,437
Tax on net operating income	(2,585)	(353)	(125)	(321)	124	-	(3,260)
Adjusted net operating income	3,744	1,021	1,471	766	(225)	-	6,777
Net cost of net debt							(1,007)
Non-controlling interests							(124)
Adjusted net income - group share							5,646

1sthalf 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	4,282	1,975	648	527	51		7,483
Total divestments	89	574	239	157	3		1,062
Cash flow from operating activities	7,704	1,533	1,120	843	(1,320)		9,880

TOTAL
(unaudited)

1sthalf 2018	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	5,337	7,887	45,088	43,836	3	-	102,151
Intersegment sales	14,423	961	17,396	491	34	(33,305)	-
Excise taxes	-	-	(1,714)	(11,043)	-	-	(12,757)
Revenues from sales	19,760	8,848	60,770	33,284	37	(33,305)	89,394
Operating expenses	(8,721)	(8,123)	(58,248)	(31,919)	(399)	33,305	(74,105)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,561)	(807)	(617)	(346)	(20)	-	(6,351)
Operating income	6,478	(82)	1,905	1,019	(382)	-	8,938
Net income (loss) from equity affiliates and other items	577	795	417	193	9	-	1,991
Tax on net operating income	(3,119)	(237)	(383)	(297)	181	-	(3,855)
Net operating income	3,936	476	1,939	915	(192)	-	7,074
Net cost of net debt							(791)
Non-controlling interests							74
Net income - group share							6,357

1sthalf 2018 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	13	-	-	-	-	13
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	13	-	-	-	-	13
Operating expenses	(150)	(101)	531	105	(9)	-	376
Depreciation, depletion and impairment of tangible assets and mineral interests	-	(446)	-	-	-	-	(446)
Operating income (b)	(150)	(534)	531	105	(9)	-	(57)
Net income (loss) from equity affiliates and other items	(167)	(15)	25	-	-	-	(157)
Tax on net operating income	121	(21)	(158)	(35)	-	-	(93)
Net operating income (b)	(196)	(570)	398	70	(9)	-	(307)
Net cost of net debt							(19)
Non-controlling interests							246
Net income - group share							(80)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	531	105	-
- On net operating income	-	-	415	70	-

1sthalf 2018 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	5,337	7,874	45,088	43,836	3	-	102,138
Intersegment sales	14,423	961	17,396	491	34	(33,305)	-
Excise taxes	-	-	(1,714)	(11,043)	-	-	(12,757)
Revenues from sales	19,760	8,835	60,770	33,284	37	(33,305)	89,381
Operating expenses	(8,571)	(8,022)	(58,779)	(32,024)	(390)	33,305	(74,481)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,561)	(361)	(617)	(346)	(20)	-	(5,905)
Adjusted operating income	6,628	452	1,374	914	(373)	-	8,995
Net income (loss) from equity affiliates and other items	744	810	392	193	9	-	2,148
Tax on net operating income	(3,240)	(216)	(225)	(262)	181	-	(3,762)
Adjusted net operating income	4,132	1,046	1,541	845	(183)	-	7,381
Net cost of net debt							(772)
Non-controlling interests							(172)
Adjusted net income - group share							6,437

1sthalf 2018	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	8,157	1,022	736	538	58		10,511
Total divestments	2,642	592	349	273	3		3,859
Cash flow from operating activities	7,796	326	(110)	781	(466)		8,327

Reconciliation of the information by business segment with Consolidated Financial Statements
TOTAL
(unaudited)
			Consolidated
2nd quarter 2019			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	51,301	(59)	51,242
Excise taxes	(6,040)	-	(6,040)
Revenues from sales	45,261	(59)	45,202

Purchases net of inventory variation	(30,295)	(95)	(30,390)
Other operating expenses	(7,042)	(36)	(7,078)
Exploration costs	(170)	-	(170)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,597)	(64)	(3,661)
Other income	253	68	321
Other expense	(117)	(72)	(189)

Financial interest on debt	(564)	(4)	(568)
Financial income and expense from cash & cash equivalents	(42)	-	(42)
Cost of net debt	(606)	(4)	(610)

Other financial income	326	-	326
Other financial expense	(188)	-	(188)

Net income (loss) from equity affiliates	457	355	812

Income taxes	(1,322)	(249)	(1,571)
Consolidated net income	2,960	(156)	2,804
Group share	2,887	(131)	2,756
Non-controlling interests	73	(25)	48

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
2nd quarter 2018			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	52,516	24	52,540
Excise taxes	(6,438)	-	(6,438)
Revenues from sales	46,078	24	46,102

Purchases net of inventory variation	(31,263)	664	(30,599)
Other operating expenses	(6,694)	(67)	(6,761)
Exploration costs	(158)	-	(158)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,011)	(424)	(3,435)
Other income	254	(2)	252
Other expense	(55)	(358)	(413)

Financial interest on debt	(469)	(9)	(478)
Financial income and expense from cash & cash equivalents	(54)	-	(54)
Cost of net debt	(523)	(9)	(532)

Other financial income	321	-	321
Other financial expense	(159)	-	(159)

Net income (loss) from equity affiliates	766	337	1,103

Income taxes	(1,911)	(176)	(2,087)
Consolidated net income	3,645	(11)	3,634
Group share	3,553	168	3,721
Non-controlling interests	92	(179)	(87)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with Consolidated Financial Statements
TOTAL
(unaudited)

			Consolidated
1sthalf 2019			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	102,533	(86)	102,447
Excise taxes	(12,121)	-	(12,121)
Revenues from sales	90,412	(86)	90,326

Purchases net of inventory variation	(60,533)	422	(60,111)
Other operating expenses	(13,758)	(45)	(13,803)
Exploration costs	(458)	-	(458)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,063)	(64)	(7,127)
Other income	453	115	568
Other expense	(190)	(208)	(398)

Financial interest on debt	(1,121)	(8)	(1,129)
Financial income and expense from cash & cash equivalents	(70)	-	(70)
Cost of net debt	(1,191)	(8)	(1,199)

Other financial income	486	-	486
Other financial expense	(383)	-	(383)

Net income (loss) from equity affiliates	1,071	452	1,523

Income taxes	(3,076)	(404)	(3,480)
Consolidated net income	5,770	174	5,944
Group share	5,646	221	5,867
Non-controlling interests	124	(47)	77

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
1sthalf 2018			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	102,138	13	102,151
Excise taxes	(12,757)	-	(12,757)
Revenues from sales	89,381	13	89,394

Purchases net of inventory variation	(60,623)	578	(60,045)
Other operating expenses	(13,496)	(202)	(13,698)
Exploration costs	(362)	-	(362)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,905)	(446)	(6,351)
Other income	628	147	775
Other expense	(115)	(488)	(603)

Financial interest on debt	(849)	(19)	(868)
Financial income and expense from cash & cash equivalents	(95)	-	(95)
Cost of net debt	(944)	(19)	(963)

Other financial income	561	-	561
Other financial expense	(329)	-	(329)

Net income (loss) from equity affiliates	1,403	184	1,587

Income taxes	(3,590)	(93)	(3,683)
Consolidated net income	6,609	(326)	6,283
Group share	6,437	(80)	6,357
Non-controlling interests	172	(246)	(74)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST SIX MONTHS 2019

(unaudited)

1) Accounting policies

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of June 30 2019, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the consolidated financial statements at June 30, 2019, are consistent with those used for the financial statements at December 31, 2018, with the exception of standards or amendments that must be applied for periods beginning January 1, 2019.

>  First-time application of IFRS 16 "Leases"

As part of the first application of IFRS 16 "Leases" as of January 1, 2019, the Group:

-         applied the simplified retrospective transition method, accounting for the cumulative effect of the initial application of the standard at the date of first application, without restating the comparative periods;

-         used the following simplification measures provided by the standard in the transitional provisions:

o    exclusion of contracts that the Group had not previously identified as containing a lease under IAS 17 and IFRIC 4,

o    exclusion of leases whose term ends within 12 months of the date of first application;

-         recognized each lease component as a separate lease, separately  from non-lease components of the lease (services);

-         applied the two exemptions of the standard on short-term leases and leases of low-value assets.

In addition, the Group is currently analyzing the facts and circumstances and contractual terms of each lease agreement used in Joint Operations to determine whether the decision of the IFRS Interpretation Committee of March 2019 dealing with the recognition of lease liabilities in the context of unincorporated joint operations has an impact on its consolidated financial statements.

The impact of the application of this standard as at January 1, 2019 is $5,698 million on fixed assets, $(5,505) million on net debt and $(193) million on other assets and liabilities. The weighted average incremental borrowing rate at the transition date is 4.5%.

The impact on fixed assets is broken down as follows:

(in M$)

Right of use of buildings	2,278
Right of use of machinery, plant and equipment (including transportation equipment)	2,632
Other right of use	788
Total	5,698

2) Changes in the Group structure

2.1) Main acquisitions and divestments

> Integrated Gas, Renewables & Power

•         On March 4, 2019, TOTAL and Novatek signed a definitive agreement for the acquisition of a 10% direct interest by TOTAL in Arctic LNG 2, a major liquefied natural gas development led by Novatek on the Gydan Peninsula, Russia.

•         On March 15, 2019, TOTAL finalized the sale of 4% of its interest in the Ichthys liquefied natural gas (LNG) project in Australia to operating partner INPEX, reducing its interest in the project from 30% to 26%.

> Exploration & Production

•         On April 1, 2019, TOTAL acquired all the share capital of Chevron Denmark Inc. which holds a 12% interest in the Danish Underground Consortium (DUC), a 12% interest in Licence 8/06, and a 7.5% interest in the Tyra West pipeline. The acquisition increased TOTAL’s operated share of DUC from 31.2% to 43.2%.

3) Adjustment items

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The profitable growth in the gas and low carbon electricity integrated value chains is one of the key axes of TOTAL’s strategy. In order to give more visibility to these businesses, a new reporting structure for the business segments’ financial information has been put in place, effective January 1, 2019.

The organization of the Group's activities is structured around the four followings segments:

-      An Exploration & Production segment;

-      An Integrated Gas, Renewables & Power segment comprising integrated gas (including LNG) and low carbon electricity businesses. It includes the upstream and midstream LNG activity that was previously reported in the EP segment;

-      A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-      A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

Certain figures for the years 2017 and 2018 have been restated in order to reflect the new organization.

Adjustment items

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i)   Special items

Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii)  The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost methods.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in the Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M$)		Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
2nd quarter 2019	Inventory valuation effect	-	-	(6)	(34)	-	(40)
	Effect of changes in fair value	-	(59)	-	-	-	(59)
	Restructuring charges	-	-	-	-	-	-
	Asset impairment charges	(43)	(11)	(10)	-	-	(64)
	Other items	-	(54)	(37)	-	-	(91)
Total		(43)	(124)	(53)	(34)	-	(254)
2nd quarter 2018	Inventory valuation effect	-	-	569	134	-	703
	Effect of changes in fair value	-	16	-	-	-	16
	Restructuring charges	-	-	-	-	-	-
	Asset impairment charges	-	(424)	-	-	-	(424)
	Other items	(97)	(1)	-	-	-	(98)
Total		(97)	(409)	569	134	-	197
1st half 2019	Inventory valuation effect	-	-	486	40	-	526
	Effect of changes in fair value	-	(86)	-	-	-	(86)
	Restructuring charges	-	-	-	-	-	-
	Asset impairment charges	(43)	(11)	(10)	-	-	(64)
	Other items	-	(112)	(37)	-	-	(149)
Total		(43)	(209)	439	40	-	227
1st half 2018	Inventory valuation effect	-	-	531	105	-	636
	Effect of changes in fair value	-	5	-	-	-	5
	Restructuring charges	(53)	-	-	-	-	(53)
	Asset impairment charges	-	(446)	-	-	-	(446)
	Other items	(97)	(93)	-	-	(9)	(199)
Total		(150)	(534)	531	105	(9)	(57)

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
2nd quarter 2019	Inventory valuation effect	-	-	(3)	(25)	-	(28)
	Effect of changes in fair value	-	(47)	-	-	-	(47)
	Restructuring charges	-	(14)	(17)	-	-	(31)
	Asset impairment charges	(43)	(6)	(8)	-	-	(57)
Gains (losses) on disposals of assets		-	-	-	-	-	-
	Other items	-	86	(48)	(6)	-	32
Total		(43)	19	(76)	(31)	-	(131)
2nd quarter 2018	Inventory valuation effect	-	-	436	81	-	517
	Effect of changes in fair value	-	9	-	-	-	9
	Restructuring charges	(44)	(2)	-	-	-	(46)
	Asset impairment charges	-	(236)	-	-	-	(236)
Gains (losses) on disposals of assets		(2)	-	-	-	-	(2)
	Other items	(71)	(3)	-	-	-	(74)
Total		(117)	(232)	436	81	-	168
1st half 2019	Inventory valuation effect	-	-	341	19	-	360
	Effect of changes in fair value	-	(69)	-	-	-	(69)
	Restructuring charges	-	(16)	(17)	-	-	(33)
	Asset impairment charges	(43)	(6)	(8)	-	-	(57)
Gains (losses) on disposals of assets		-	-	-	-	-	-
	Other items	-	74	(48)	(6)	-	20
Total		(43)	(17)	268	13	-	221
1st half 2018	Inventory valuation effect	-	-	412	60	-	472
	Effect of changes in fair value	-	1	-	-	-	1
	Restructuring charges	(59)	(8)	-	-	-	(67)
	Asset impairment charges	-	(248)	-	-	-	(248)
Gains (losses) on disposals of assets		(103)	-	-	-	-	(103)
	Other items	(34)	(75)	(17)	-	(9)	(135)
Total		(196)	(330)	395	60	(9)	(80)

4) Shareholders’ equity

Treasury shares (TOTAL shares held directly by TOTAL S.A.)

In accordance with the February 2018 announcements regarding the shareholder return policy over 2018-2020, confirmed in February 2019, TOTAL S.A. repurchases its own shares.

TOTAL S.A. has also repurchased shares to be allocated to free share grant plans.

As a result, as of June 30, 2019, TOTAL S.A. holds 64,800,717 TOTAL shares, representing 2.43% of its share capital, which are deducted from the consolidated shareholders’ equity and allocated as follows:

Shares to be cancelled (1)		57,130,510
	Repurchased during Q4 2018	27,360,278
	Repurchased during Q1 2019	7,374,542
	Repurchased during Q2 2019	22,395,690
Shares to be allocated as part of free share grant plans (2)		7,670,207
	2016 Plan	4,683,986
	2017 Plan	2,918,835
	Other Plans	67,386
Treasury shares Total	(1)+(2)	64,800,717

Dividend

The Shareholders’ meeting of May 29, 2019 approved the distribution of a dividend of €2.56 per share for the 2018 fiscal year and the payment of a balance of €0.64 per share to be distributed after the deduction of the three interim dividends of €0.64 per share that had already been paid. Given the decision made by the Board of Directors on February 6, 2019 not to propose to the Shareholders’ meeting the renewal of the scrip dividend option beginning with the payment of the final 2018 dividend, the final 2018 dividend has been paid exclusively in cash.

Dividend 2018	First interim	Second interim	Third interim	Final
Amount	€0.64	€0.64	€0.64	€0.64
Declaration of distribution (1)	September 19, 2018	December 12, 2018	March 13, 2019	May 29, 2019
Ex-dividend date	September 25, 2018	December 18, 2018	March 19, 2019	June 11, 2019
Payment date	October 12, 2018	January 10, 2019	April 5, 2019	June 13, 2019
Scrip dividend option	Yes	Yes	Yes	No
Issue price (2)	€52.95	€48.27	€49,30	-
Number of shares subscribed	18,783,197	1,212,767	14,864,169	-

(1) Date on which the Board of Directors met and declared the distribution of the dividend. The declaration of distribution is decided by the shareholders for the final dividend.

(2) The issue price of the new share is equal to the average Euronext Paris opening price of the TOTAL shares for the 20 trading days preceding the declaration of distribution, reduced by the amount of the dividend, without any discount.

Moreover, the Board of Directors held on July 24, 2019, set the second interim dividend for the fiscal year 2019 at €0.66 per share. This interim dividend will be detached on January 6, 2020 and paid in cash on January 8, 2020.

Dividend 2019	First interim	Second interim
Amount	0.66 €	0.66 €
Set date	April 25, 2019	July 24, 2019
Ex-dividend date	September 27, 2019	January 6, 2020
Payment date	October 1st, 2019	January 8, 2020

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €0.89 per share for the 2nd quarter 2019 (€1.03 per share for the 1st quarter 2019 and €1.16 per share for the 2nd quarter 2018). Diluted earnings per share calculated using the same method amounted to €0.89 per share for the 2nd quarter 2019 (€1.02 per share for the 1st quarter 2019 and €1.16 per share for the 2nd quarter 2018).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Perpetual subordinated notes

The Group has issued perpetual subordinated notes in April 2019:

•        Perpetual subordinated notes 1.750% callable in 2024 (EUR 1,500 million).

The Group has tendered perpetual subordinated in April 2019:

•        Perpetual subordinated notes 2.250% callable in 2021 (EUR 1,500 million).

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)	1st half 2019		1st half 2018
Actuarial gains and losses		(59)		67
Change in fair value of investments in equity instruments		107		5
Tax effect		14		(18)
Currency translation adjustment generated by the parent company		(474)		(2,630)
Sub-total items not potentially reclassifiable to profit and loss		(412)		(2,576)

Currency translation adjustment		187		968
- unrealized gain/(loss) of the period	233		1,078
- less gain/(loss) included in net income	46		110

Cash flow hedge		(373)		255
- unrealized gain/(loss) of the period	(303)		142
- less gain/(loss) included in net income	70		(113)

Variation of foreign currency basis spread		54		(27)
- unrealized gain/(loss) of the period	25		(27)
- less gain/(loss) included in net income	(29)		-

Share of other comprehensive income of equity affiliates, net amount		253		(132)
- unrealized gain/(loss) of the period	265		(93)
- less gain/(loss) included in net income	12		39

Other		2		(2)

Tax effect		107		(75)
Sub-total items potentially reclassifiable to profit and loss		230		987
Total other comprehensive income, net amount		(182)		(1,589)

Tax effects relating to each component of other comprehensive income are as follows:

	1st half 2019			1st half 2018
(M$)	pre-tax amount	Tax effect	Net amount	pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	(59)	16	(43)	67	(18)	49
Change in fair value of investments in equity instruments	107	(2)	105	5	-	5
Currency translation adjustment generated by the parent company	(474)	-	(474)	(2,630)	-	(2,630)
Sub-total items not potentially reclassifiable to profit and loss	(426)	14	(412)	(2,558)	(18)	(2,576)
Currency translation adjustment	187	-	187	968	-	968
Cash flow hedge	(373)	125	(248)	255	(81)	174
Variation of foreign currency basis spread	54	(18)	36	(27)	6	(21)
Share of other comprehensive income of equity affiliates, net amount	253	-	253	(132)	-	(132)
Other	2	-	2	(2)	-	(2)
Sub-total items potentially reclassifiable to profit and loss	123	107	230	1,062	(75)	987
Total other comprehensive income	(303)	121	(182)	(1,496)	(93)	(1,589)

5) Financial debt

The Group has issued bonds during the first six months of 2019:

-         Bond 3.455% 2019-2029 (USD 1,250 million);

-         Bond 1.660% 2019-2026 (GBP 500 million);

-         Bond 0.696% 2019-2028 (EUR 650 million);

-         Bond 1.535% 2019-2039 (EUR 650 million);

-         Bond 0.166% 2019-2029 (CHF 200 million).

The Group reimbursed bonds during the first six months of 2019:

-         Bond 4.875% issued in 2009 and maturing in January 2019 (EUR 1,200 million);

-         Bond 2.125% issued in 2014 and maturing in January 2019 (USD 750 million);

-         Bond 4.125% issued in 2014 and maturing in March 2019 (AUD 150 million);

-         Bond 4.180% issued in 2009 and maturing in June 2019 (HKD 750 million);

-         Bond 2.100% issued in 2014 and maturing in June 2019 (USD 1,000 million);

-         Bond USD 3-month Libor + 35 basis points issued in 2014 and maturing in June 2019 (USD 250 million);

-         Bond 3.750% issued in 2014 and maturing in June 2019 (AUD 100 million).

The Group’s financial debt increased by $5,555 million following the first application of IFRS 16 as at January 1, 2019. Impact on net debt included a sub lease financial asset of $50 million and resulted in an increase of $5,505 million.

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments.

In March 2019, the Group signed final agreements for the acquisition of a 10% direct interest in Arctic LNG2 with Novatek, in which TOTAL holds an interest of 19.40%. For the period ending June 30, 2019, the Group recognized its share of the net income generated by this transaction in Novatek’s financial statements, except for the gain on disposal that has been eliminated.

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

FERC

The Office of Enforcement of the U.S. Federal Energy Regulatory Commission (FERC) began in 2015 an investigation in connection with the natural gas trading activities in the United States of Total Gas & Power North America, Inc. (TGPNA), a U.S. subsidiary of the Group. The investigation covered transactions made by TGPNA between June 2009 and June 2012 on the natural gas market. TGPNA received a Notice of Alleged Violations from FERC on September 21, 2015. On April 28, 2016, FERC issued an order to show cause to TGPNA and two of its former employees, and to TOTAL S.A. and Total Gas & Power Ltd., regarding the same facts. TGPNA contests the claims brought against it.

A class action launched to seek damages from these three companies, was dismissed by a judgment of the U.S. District Court of New York issued on March 15, 2017. The Court of Appeal upheld this judgment on May 4, 2018.

Yemen

Due to the security conditions in the vicinity of Balhaf, Yemen LNG, in which the Group holds a stake of 39.62%, stopped its commercial production and export of LNG in April 2015, when it declared Force Majeure to its various stakeholders. The plant is in a preservation mode.

8) Information by business segment

1sthalf 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	4,067	10,208	44,220	43,950	2	-	102,447
Intersegment sales	15,302	1,259	16,310	301	63	(33,235)	-
Excise taxes	-	-	(1,537)	(10,584)	-	-	(12,121)
Revenues from sales	19,369	11,467	58,993	33,667	65	(33,235)	90,326
Operating expenses	(8,234)	(10,287)	(56,502)	(32,178)	(406)	33,235	(74,372)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,216)	(643)	(763)	(470)	(35)	-	(7,127)
Operating income	5,919	537	1,728	1,019	(376)	-	8,827
Net income (loss) from equity affiliates and other items	367	1,041	260	101	27	-	1,796
Tax on net operating income	(2,585)	(623)	(246)	(334)	124	-	(3,664)
Net operating income	3,701	955	1,742	786	(225)	-	6,959
Net cost of net debt							(1,015)
Non-controlling interests							(77)
Net income - group share							5,867

1sthalf 2019 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(86)	-	-	-	-	(86)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(86)	-	-	-	-	(86)
Operating expenses	-	(112)	449	40	-	-	377
Depreciation, depletion and impairment of tangible assets and mineral interests	(43)	(11)	(10)	-	-	-	(64)
Operating income (b)	(43)	(209)	439	40	-	-	227
Net income (loss) from equity affiliates and other items	-	413	(47)	(7)	-	-	359
Tax on net operating income	-	(270)	(121)	(13)	-	-	(404)
Net operating income (b)	(43)	(66)	271	20	-	-	182
Net cost of net debt							(8)
Non-controlling interests							47
Net income - group share							221

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	486	40	-
- On net operating income	-	-	344	27	-

1sthalf 2019 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	4,067	10,294	44,220	43,950	2	-	102,533
Intersegment sales	15,302	1,259	16,310	301	63	(33,235)	-
Excise taxes	-	-	(1,537)	(10,584)	-	-	(12,121)
Revenues from sales	19,369	11,553	58,993	33,667	65	(33,235)	90,412
Operating expenses	(8,234)	(10,175)	(56,951)	(32,218)	(406)	33,235	(74,749)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,173)	(632)	(753)	(470)	(35)	-	(7,063)
Adjusted operating income	5,962	746	1,289	979	(376)	-	8,600
Net income (loss) from equity affiliates and other items	367	628	307	108	27	-	1,437
Tax on net operating income	(2,585)	(353)	(125)	(321)	124	-	(3,260)
Adjusted net operating income	3,744	1,021	1,471	766	(225)	-	6,777
Net cost of net debt							(1,007)
Non-controlling interests							(124)
Adjusted net income - group share							5,646

1sthalf 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	4,282	1,975	648	527	51		7,483
Total divestments	89	574	239	157	3		1,062
Cash flow from operating activities	7,704	1,533	1,120	843	(1,320)		9,880

1sthalf 2018	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	5,337	7,887	45,088	43,836	3	-	102,151
Intersegment sales	14,423	961	17,396	491	34	(33,305)	-
Excise taxes	-	-	(1,714)	(11,043)	-	-	(12,757)
Revenues from sales	19,760	8,848	60,770	33,284	37	(33,305)	89,394
Operating expenses	(8,721)	(8,123)	(58,248)	(31,919)	(399)	33,305	(74,105)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,561)	(807)	(617)	(346)	(20)	-	(6,351)
Operating income	6,478	(82)	1,905	1,019	(382)	-	8,938
Net income (loss) from equity affiliates and other items	577	795	417	193	9	-	1,991
Tax on net operating income	(3,119)	(237)	(383)	(297)	181	-	(3,855)
Net operating income	3,936	476	1,939	915	(192)	-	7,074
Net cost of net debt							(791)
Non-controlling interests							74
Net income - group share							6,357

1sthalf 2018 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	13	-	-	-	-	13
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	13	-	-	-	-	13
Operating expenses	(150)	(101)	531	105	(9)	-	376
Depreciation, depletion and impairment of tangible assets and mineral interests	-	(446)	-	-	-	-	(446)
Operating income (b)	(150)	(534)	531	105	(9)	-	(57)
Net income (loss) from equity affiliates and other items	(167)	(15)	25	-	-	-	(157)
Tax on net operating income	121	(21)	(158)	(35)	-	-	(93)
Net operating income (b)	(196)	(570)	398	70	(9)	-	(307)
Net cost of net debt							(19)
Non-controlling interests							246
Net income - group share							(80)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	531	105	-
- On net operating income	-	-	415	70	-

1sthalf 2018 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	5,337	7,874	45,088	43,836	3	-	102,138
Intersegment sales	14,423	961	17,396	491	34	(33,305)	-
Excise taxes	-	-	(1,714)	(11,043)	-	-	(12,757)
Revenues from sales	19,760	8,835	60,770	33,284	37	(33,305)	89,381
Operating expenses	(8,571)	(8,022)	(58,779)	(32,024)	(390)	33,305	(74,481)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,561)	(361)	(617)	(346)	(20)	-	(5,905)
Adjusted operating income	6,628	452	1,374	914	(373)	-	8,995
Net income (loss) from equity affiliates and other items	744	810	392	193	9	-	2,148
Tax on net operating income	(3,240)	(216)	(225)	(262)	181	-	(3,762)
Adjusted net operating income	4,132	1,046	1,541	845	(183)	-	7,381
Net cost of net debt							(772)
Non-controlling interests							(172)
Adjusted net income - group share							6,437

1sthalf 2018	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	8,157	1,022	736	538	58		10,511
Total divestments	2,642	592	349	273	3		3,859
Cash flow from operating activities	7,796	326	(110)	781	(466)		8,327

-

2nd quarter 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,273	3,789	22,509	22,671	-	-	51,242
Intersegment sales	7,586	632	8,293	139	36	(16,686)	-
Excise taxes	-	-	(761)	(5,279)	-	-	(6,040)
Revenues from sales	9,859	4,421	30,041	17,531	36	(16,686)	45,202
Operating expenses	(4,205)	(3,878)	(29,168)	(16,844)	(229)	16,686	(37,638)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,687)	(328)	(389)	(237)	(20)	-	(3,661)
Operating income	2,967	215	484	450	(213)	-	3,903
Net income (loss) from equity affiliates and other items	173	661	111	111	26	-	1,082
Tax on net operating income	(1,161)	(450)	46	(170)	64	-	(1,671)
Net operating income	1,979	426	641	391	(123)	-	3,314
Net cost of net debt							(510)
Non-controlling interests							(48)
Net income - group share							2,756

2nd quarter 2019 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	(59)	-	-	-	-	(59)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(59)	-	-	-	-	(59)
Operating expenses	-	(54)	(43)	(34)	-	-	(131)
Depreciation, depletion and impairment of tangible assets and mineral interests	(43)	(11)	(10)	-	-	-	(64)
Operating income (b)	(43)	(124)	(53)	(34)	-	-	(254)
Net income (loss) from equity affiliates and other items	-	407	(49)	(7)	-	-	351
Tax on net operating income	-	(286)	28	9	-	-	(249)
Net operating income (b)	(43)	(3)	(74)	(32)	-	-	(152)
Net cost of net debt							(4)
Non-controlling interests							25
Net income - group share							(131)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(6)	(34)	-
- On net operating income	-	-	(1)	(25)	-

2nd quarter 2019 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	2,273	3,848	22,509	22,671	-	-	51,301
Intersegment sales	7,586	632	8,293	139	36	(16,686)	-
Excise taxes	-	-	(761)	(5,279)	-	-	(6,040)
Revenues from sales	9,859	4,480	30,041	17,531	36	(16,686)	45,261
Operating expenses	(4,205)	(3,824)	(29,125)	(16,810)	(229)	16,686	(37,507)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,644)	(317)	(379)	(237)	(20)	-	(3,597)
Adjusted operating income	3,010	339	537	484	(213)	-	4,157
Net income (loss) from equity affiliates and other items	173	254	160	118	26	-	731
Tax on net operating income	(1,161)	(164)	18	(179)	64	-	(1,422)
Adjusted net operating income	2,022	429	715	423	(123)	-	3,466
Net cost of net debt							(506)
Non-controlling interests							(73)
Adjusted net income - group share							2,887

2nd quarter 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	2,257	857	363	383	36		3,896
Total divestments	60	349	70	85	1		565
Cash flow from operating activities	3,768	641	1,658	611	(427)		6,251

-

2nd quarter 2018	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	3,119	3,547	23,349	22,528	(3)	-	52,540
Intersegment sales	7,646	469	9,440	293	(63)	(17,785)	-
Excise taxes	-	-	(867)	(5,571)	-	-	(6,438)
Revenues from sales	10,765	4,016	31,922	17,250	(66)	(17,785)	46,102
Operating expenses	(4,791)	(3,605)	(30,369)	(16,416)	(122)	17,785	(37,518)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,345)	(603)	(304)	(172)	(11)	-	(3,435)
Operating income	3,629	(192)	1,249	662	(199)	-	5,149
Net income (loss) from equity affiliates and other items	256	441	289	107	11	-	1,104
Tax on net operating income	(1,687)	(104)	(279)	(194)	85	-	(2,179)
Net operating income	2,198	145	1,259	575	(103)	-	4,074
Net cost of net debt							(440)
Non-controlling interests							87
Net income - group share							3,721

2nd quarter 2018 (adjustments)(a)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	-	24	-	-	-	-	24
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	24	-	-	-	-	24
Operating expenses	(97)	(9)	569	134	-	-	597
Depreciation, depletion and impairment of tangible assets and mineral interests	-	(424)	-	-	-	-	(424)
Operating income (b)	(97)	(409)	569	134	-	-	197
Net income (loss) from equity affiliates and other items	(66)	(4)	46	1	-	-	(23)
Tax on net operating income	46	(7)	(177)	(38)	-	-	(176)
Net operating income (b)	(117)	(420)	438	97	-	-	(2)
Net cost of net debt							(9)
Non-controlling interests							179
Net income - group share							168

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	569	134	-
- On net operating income	-	-	438	97	-

2nd quarter 2018 (adjusted)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	3,119	3,523	23,349	22,528	(3)	-	52,516
Intersegment sales	7,646	469	9,440	293	(63)	(17,785)	-
Excise taxes	-	-	(867)	(5,571)	-	-	(6,438)
Revenues from sales	10,765	3,992	31,922	17,250	(66)	(17,785)	46,078
Operating expenses	(4,694)	(3,596)	(30,938)	(16,550)	(122)	17,785	(38,115)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,345)	(179)	(304)	(172)	(11)	-	(3,011)
Adjusted operating income	3,726	217	680	528	(199)	-	4,952
Net income (loss) from equity affiliates and other items	322	445	243	106	11	-	1,127
Tax on net operating income	(1,733)	(97)	(102)	(156)	85	-	(2,003)
Adjusted net operating income	2,315	565	821	478	(103)	-	4,076
Net cost of net debt							(431)
Non-controlling interests							(92)
Adjusted net income - group share							3,553

2nd quarter 2018	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Total expenditures	2,612	447	404	310	14		3,787
Total divestments	466	439	324	45	-		1,274
Cash flow from operating activities	4,474	258	999	841	(326)		6,246

9) Reconciliation of the information by business segment with consolidated financial statements

			Consolidated
1sthalf 2019			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	102,533	(86)	102,447
Excise taxes	(12,121)	-	(12,121)
Revenues from sales	90,412	(86)	90,326

Purchases net of inventory variation	(60,533)	422	(60,111)
Other operating expenses	(13,758)	(45)	(13,803)
Exploration costs	(458)	-	(458)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,063)	(64)	(7,127)
Other income	453	115	568
Other expense	(190)	(208)	(398)

Financial interest on debt	(1,121)	(8)	(1,129)
Financial income and expense from cash & cash equivalents	(70)	-	(70)
Cost of net debt	(1,191)	(8)	(1,199)

Other financial income	486	-	486
Other financial expense	(383)	-	(383)

Net income (loss) from equity affiliates	1,071	452	1,523

Income taxes	(3,076)	(404)	(3,480)
Consolidated net income	5,770	174	5,944
Group share	5,646	221	5,867
Non-controlling interests	124	(47)	77

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
1sthalf 2018			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	102,138	13	102,151
Excise taxes	(12,757)	-	(12,757)
Revenues from sales	89,381	13	89,394

Purchases net of inventory variation	(60,623)	578	(60,045)
Other operating expenses	(13,496)	(202)	(13,698)
Exploration costs	(362)	-	(362)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,905)	(446)	(6,351)
Other income	628	147	775
Other expense	(115)	(488)	(603)

Financial interest on debt	(849)	(19)	(868)
Financial income and expense from cash & cash equivalents	(95)	-	(95)
Cost of net debt	(944)	(19)	(963)

Other financial income	561	-	561
Other financial expense	(329)	-	(329)

Net income (loss) from equity affiliates	1,403	184	1,587

Income taxes	(3,590)	(93)	(3,683)
Consolidated net income	6,609	(326)	6,283
Group share	6,437	(80)	6,357
Non-controlling interests	172	(246)	(74)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
2nd quarter 2019			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	51,301	(59)	51,242
Excise taxes	(6,040)	-	(6,040)
Revenues from sales	45,261	(59)	45,202

Purchases net of inventory variation	(30,295)	(95)	(30,390)
Other operating expenses	(7,042)	(36)	(7,078)
Exploration costs	(170)	-	(170)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,597)	(64)	(3,661)
Other income	253	68	321
Other expense	(117)	(72)	(189)

Financial interest on debt	(564)	(4)	(568)
Financial income and expense from cash & cash equivalents	(42)	-	(42)
Cost of net debt	(606)	(4)	(610)

Other financial income	326	-	326
Other financial expense	(188)	-	(188)

Net income (loss) from equity affiliates	457	355	812

Income taxes	(1,322)	(249)	(1,571)
Consolidated net income	2,960	(156)	2,804
Group share	2,887	(131)	2,756
Non-controlling interests	73	(25)	48

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
2nd quarter 2018			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	52,516	24	52,540
Excise taxes	(6,438)	-	(6,438)
Revenues from sales	46,078	24	46,102

Purchases net of inventory variation	(31,263)	664	(30,599)
Other operating expenses	(6,694)	(67)	(6,761)
Exploration costs	(158)	-	(158)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,011)	(424)	(3,435)
Other income	254	(2)	252
Other expense	(55)	(358)	(413)

Financial interest on debt	(469)	(9)	(478)
Financial income and expense from cash & cash equivalents	(54)	-	(54)
Cost of net debt	(523)	(9)	(532)

Other financial income	321	-	321
Other financial expense	(159)	-	(159)

Net income (loss) from equity affiliates	766	337	1,103

Income taxes	(1,911)	(176)	(2,087)
Consolidated net income	3,645	(11)	3,634
Group share	3,553	168	3,721
Non-controlling interests	92	(179)	(87)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

10) Post-closing

On July 10, 2019, TOTAL announced the signature of an agreement to divest several UK non-core assets to Petrogas NEO UK Ltd. The overall consideration for this deal amounts to 635 million dollars with an effective date of January 1, 2019. The transaction remains subject to approval from the relevant authorities and is expected to close in December 2019.